

Mail Stop 4546

March 31, 2017

Jodie P. Morrison
President and Chief Executive Officer
Tokai Pharmaceuticals, Inc.
255 State Street, 6th Floor
Boston, Massachusetts 02109

     Re: Tokai Pharmaceuticals, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed January 24, 2017
           File No. 001-36620

Dear Ms. Morrison:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                  Sincerely,

                  /s/ Suzanne Hayes

                  Suzanne Hayes
                  Assistant Director
                  Office of Healthcare and Insurance

cc: Stuart M. Falber, Esq.
        Wilmer Cutler Pickering Hale and Dorr LLP